UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant To Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Under the Securities Exchange Act of 1934

AVIATION UPGRADE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	3714	33-0881303
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

14785 Omicron Drive
Suite 104
San Antonio
Texas 78245
(Telephone Number 210 677 6000)

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Place of Business)

Aviation Upgrade Technologies, Inc.
14785 Omicron Drive, Suite 104
San Antonio, TX 78245

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1
THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR
INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF
THE STOCKHOLDERS OF AVIATION UPGRADE TECHNOLOGIES, INC.

This Information Statement is being mailed to holders of record of shares of common stock of Aviation Upgrade Technologies, Inc. (the “Company”, “we”, “us” or “our”), a Nevada corporation as of December 7, 2007, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

BACKGROUND

We recently completed a reverse merger which will result in the addition of four new members of our board of directors (the “Board”), bringing to five the total number of members of the Board. The following is a brief summary of the reverse merger.

On August 16, 2007, OncoVista, Inc., a Delaware corporation (“OncoVista-Sub”) acquired from Torbjorn Lundqvist (“Lundqvist”), our then principal stockholder, officer and director, and from a number of minority stockholders, an aggregate of 10,963,851 shares of our common stock (or 16,160,430 shares of our common stock after giving effect to the forward split that went effective on October 22, 2007) constituting approximately 95.7% of our issued and outstanding capital stock. In connection with OncoVista-Sub’s acquisition of our shares, the license agreement with Lundqvist granting us worldwide marketing rights for an electronic tire valve cap was terminated and all shares of Automotive Upgrade Technologies, Inc., formerly a wholly owned subsidiary of ours, was transferred to Lundqvist. As a result of the termination of this license, we ceased business operations.

OncoVista-Sub’s acquisition of our shares was made for cash consideration of $667,000 and such consideration was funded partly by OncoVista-Sub’s own funds and partly by private investors who purchased from some of our minority shareholders an aggregate of 474,905 shares of our common stock (or 700,002 shares of our common stock after giving effect to the forward split that went effective on October 22, 2007).

Before the closing of OncoVista-Sub’s acquisition of our shares, our Board consisted of three members, Törbjorn B. Lundqvist, Dick G. Lindholm, and William S. Rhodes. In connection with OncoVista-Sub’s acquisition, at closing, the board voted to expand the Board, thereby creating one vacancy, to which vacancy Alexander L. Weis, Ph.D. was elected. The remaining directors resigned immediately thereafter.

On October 26, 2007, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with OncoVista Acquisition Corp. (“NewSub”), our then wholly owned subsidiary, and OncoVista-Sub. On November 13, 2007, NewSub merged with and into OncoVista-Sub with OncoVista-Sub remaining as the surviving corporation (the “Merger”). As a result of the Merger, OncoVista-Sub became our wholly-owned subsidiary and OncoVista-Sub’s existing business operations became our sole line of business. On the closing date of the Merger, each outstanding share of common stock of OncoVista-Sub was exchanged for one share of our common stock such that OncoVista-Sub shareholders became holders of approximately 96.3% of our issued and outstanding capital stock. In addition, all our shares acquired by OncoVista-Sub on August 16, 2007 were cancelled and became authorized but unissued shares of our common stock.

Pursuant to the terms of the Merger Agreement, the Board, consisting solely of Dr. Weis, voted to expand the Board to five Board members, such that Alexander Ruckdaeschel, James Wemett, William J. Brock, and Corey Levenson, Ph.D. would each be appointed to and comprise, along with Dr. Weis, the entire Board (collectively, the “Designated Directors”).

The description of the foregoing transactions does not purport to be complete and is qualified in its entirety by the terms of the Lundqvist Purchase Agreement and the form of Minority Shareholder Purchase Agreement filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2007, by the Agreement and Plan of Merger filed as an exhibit to our Current Report on Form 8-K filed with the Commission on October 29, 2007, and by disclosure of the completion of the Merger contained in Current Report on Form 8-K/A filed with the Commission on November 19, 2007.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

As of December 6, 2007, there were 20,116,475 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote.

Change in Control

As described further above under the caption “Background”, as a result of the acquisition that was completed on August 16, 2007, a change of control occurred.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information as of December 6, 2007 with respect to the beneficial ownership of the outstanding shares of our common stock by (i) each person known by us to beneficially own five percent (5%) or more of the outstanding shares; (ii) our named executive officers and directors; and (iii) our current officers and directors as a group.

As used in the table below, the term “beneficial ownership” means the sole or shared power to vote or direct the voting, or to dispose or direct the disposition, of any security. A person is deemed as of any date to have beneficial ownership of any security that such person has a right to acquire within 60 days after such date. Except as otherwise indicated, the stockholders listed below have sole voting and investment powers with respect to the shares indicated. The table below is based on 20,116,475 shares of our common stock issued and outstanding.

Except as otherwise noted, the address of the referenced individual is c/o OncoVista, Inc., 14785 Omicron Drive, Suite 104, San Antonio, Texas 78245.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned

Alexander L. Weis, Ph.D.(1)(2)	5,150,000	(3)	25.6%

Alexander Ruckdaeschel(4) 123 East 83rd St., Apt. 3B New York, N.Y. 10028	50,000	(5)	*

James Wemett(4) Technology Innovations 15 Schoen Place Pittsford, N.Y. 14534	3,317,142	(6)	16.5%

Corey Levenson, Ph.D. (2)(4)	687,500	(7)	3.4%

William J. Brock(4)	0		*

Robert Patterson, MBA(2)	50,000	(5)	*

Tamas Bakas, Ph.D	50,000	(5)	*

Kay Noel, Ph.D.	25,000	(5)	*

Technology Innovations(8) 15 Schoen Place Pittsford, N.Y. 14534	1,892,142		9.4%

Biomed Solutions, LLC(8) 15 Schoen Place Pittsford, N.Y. 14534	1,425,000		7.1%

Jack A. Tuszynski 10220 133rd St. Edmonton, Alberta Canada T5N 1Z7	1,400,000		7.0%

OncoVentures, LLC 369 Franklin St. Buffalo, N.Y. 14202	1,008,579	(9)	5.0%

CAMOFI Master LDC CAMHZN Master LDC c/o Centrecourt Asset Management LLC 350 Madison Ave., 8th Floor New York, N.Y. 10017	2,237,234	(10)(11)	10.8%

Wexford Spectrum Trading Ltd. 411 West Putnam Ave. Greenwich, CT 06830	2,142,855	(12)	10.4%

All Current Executive Officers and Directors as a group (six persons)	9,254,642	(13)	46.0%

(1)	Indicates director.

(2)	Indicates officer.

(3)
Includes (i) the beneficial ownership of 500,000 shares of common stock of Lipitek International, Inc. and (ii) 1,500,000 shares of restricted stock, vesting one third on each of January 1, 2009, January 1, 2010 and January 1, 2011.

(4)
Indicates individual who is proposed to become a director upon the tenth day after the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing and dissemination to our shareholders.

(5)	Represents shares of common stock issuable upon exercise of stock options within 60 days following the Consent Record Date.

(6)	Includes the beneficial ownership of Technology Innovations and Biomed Solutions, LLC disclosed in the table above.

(7)
Includes (i) 187,500 shares of common stock issuable upon the exercise of stock options within the 60 days following the Consent Record Date, and (ii) 500,000 shares of restricted stock, vesting one third on each of January 1, 2009, January 1, 2010, and January 1, 2011.

(8)
Technology Innovations, LLC is the beneficial owner of a majority of the outstanding membership interests of Biomed Solutions, LLC; it disclaims ownership of these shares except to the extent of its pecuniary interest in Biomed Solutions, LLC. James Wemett and Michael Weiner, a former director of OncoVista-Sub, are deemed to have voting and investment control over these shares; they disclaim ownership of these shares except to the extent of their pecuniary interest in Biomed Solutions LLC and Technology Innovations LLC.

(9)	Includes 250,000 shares of common stock issuable upon exercise of warrants within 60 days following the Consent Record Date.

(10)
Represents (i) 1,421,921 shares of common stock and 456,000 shares of common stock issuable upon the exercise of warrants within 60 days following the Record Date held by CAMOFI Master LDC, (ii) and 272,456 shares of common stock and 86,857 shares of common stock issuable upon the exercise of warrants within 60 days following the Consent Record Date held by CAMHZN Master LDC. Richard Smithline has sole voting and/or investment control over all of such securities and disclaims beneficial interest in such securities.

(11)
Notwithstanding the inclusion of the warrants beneficially owned by the referenced investors in the beneficial ownership calculation, the warrants provide that the holder of the warrants shall not have the right to exercise any portion of the warrants and we shall not effect any exercise of such warrants to the extent that after giving effect to such issuance after exercise such holder of the warrants together with his, her or its affiliates, would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to such issuance. Such 4.99% limitation may be waived by each holder upon not less than 61 days prior notice to change such limitation to 9.99% of the number of shares of common stock outstanding immediately after giving effect to such issuance.

(12)
Represents 1,714,284 shares of common stock and 428,571 shares of common stock issuable upon the exercise of warrants within 60 days following the Consent Record Date, held by Wexford Spectrum Trading Limited (“WST”). Wexford Capital LLC (“Wexford Capital”) as the sub advisor of WST may be deemed to beneficially own all the securities which are owned by WST. Mr. Joseph Jacobs (“Jacobs”) and Mr. Charles Davidson (“Davidson”), as the managing members of Wexford Capital, may be deemed to beneficially own all the securities which are owned by WST. Each of Wexford Capital, Jacobs and Davidson shares the power to vote and to dispose of the interests in the shares of common stock beneficially owned by WST. Each of Wexford Capital, Jacobs and Davidson disclaim beneficial ownership of the securities owned by WST, except in the case of Jacobs and Davidson to the extent of their direct interest in each of the members of WST. The aforesaid is based on information contained in Schedule 13G filed on November 21, 2007 with the Commission.

(13)
Includes the beneficial ownership of the individuals who are proposed to become directors upon the tenth day after the filing of this Information Statement on Form Schedule 14F-1 with the Commission and its mailing and dissemination to our shareholders.

*	Less than 1.0%

DIRECTORS, EXECUTIVE OFFICERS, AND KEY EMPLOYEES

Set forth below is certain information with respect to the individuals who are our current director, officers and key employees and the individuals who are proposed to become our directors.

Name	Age	Position
Alexander L. Weis, Ph.D.	57	Director, Chief Executive Officer, President and Secretary
Alexander Ruckdaeschel	35	Director*
James Wemett	59	Director*
William J. Brock	57	Director*
Corey Levenson, Ph.D.	53	Chief Technical Officer and Director*
Robert Patterson, MBA	61	Chief Financial Officer
J. Kay Noel, Ph.D.	61	Director of Regulatory Affairs
Tamas Bakos, Ph.D.	44	Director of Preclinical Research

*
Referenced individual is proposed to become a director of our board upon the tenth day following the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing and dissemination to our shareholders.

Set forth below is biographical information with respect to each of the aforementioned individuals.

Alexander L. Weis, Ph.D. Dr. Weis is OncoVista-Sub’s principal founder and has been OncoVista-Sub’s Chairman, Chief Executive Officer, and President since its inception in September 2004. Since August 16, 2007, Dr. Weis has served as our sole member of the Board, Chief Executive Officer, President, and Secretary. Dr. Weis is a recognized leader and pioneer in the biotechnology and pharmaceutical industries and has led pharmaceutical companies through all stages from start up through public offerings and as a manager of a substantial public company. Prior to forming OncoVista-Sub, from 1989 to September 2004, Dr. Weis served as President of Lipitek International, Inc., a specialty pharmaceutical company that Dr. Weis founded. Dr. Weis was a co-founder of ILEX Oncology, which became a publicly traded company in 1997 (NASDAQ: ILXO) and was later acquired by Genzyme Corporation in a stock transaction valued at over $1 billion. Dr. Weis served as ILEX’s Chief Scientific Officer and Executive Vice President from its founding in 1994 through 1998. Dr. Weis has worked for Vector Therapeutics, MykoBiologics, the Cancer Therapy and Research Center, Sterling Drugs, the Eastman Kodak Company and the Weizmann Institute of Science. Dr. Weis received his Ph.D. in Organic Chemistry from the Novo Sibrsk Institute of Organic Chemistry. Dr. Weis is a scientist and inventor, with over 60 publications and 30 patents. He is a Chartered Chemist and Fellow of the Royal Society of Chemistry, and was selected as the South Texas Entrepreneur of the Year in 1996.

Alexander Ruckdaeschel. Alexander Ruckdaeschel has served as a director of OncoVista-Sub since January 2005. Mr. Ruckdaeschel is a venture capitalist and since September 2006, partner at Alphaplus-Advisors, a US based hedge fund. From January 2003 to September 2006 he was a Fund Advisor at DAC-FONDS, a European Investment company specializing in small-cap Biotech equities worldwide. From December 2003 to July 2006, he was an investment advisor to Nanostart AG, one of Europe’s leading venture investment firms in the area of nanotechnology. Mr. Ruckdaeschel has extensive experience in the European solar industry. He also serves on the Board of Directors for several private companies. Prior to 2003, he was a research analyst with Dunmore Management, a global hedge fund, and Thieme Associates, an investment advisor. From 1992 to 2000, Mr. Ruckdaeschel served in the German military, participating in United Nations missions in Somalia, Croatia and Bosnia.

James Wemett. Mr. Wemett has served as a director of OncoVista-Sub since May 2007. From May 2003 to June 2007, Mr. Wemett was an independent consultant to Victorian Times, Inc., and from March 2004 to March 2007, was a consultant to ROC Central, Inc., both of which are privately owned firms. In 1975 Mr. Wemett founded ROC Communications, a retail distributor of electronics products which was sold in 2001. Mr. Wemett co-founded Technology Innovations LLC in 1999, a private company and one of our stockholders, and serves on Technology Innovations’ board. Mr. Wemett also serves on the board of directors of Natural Nano, Inc (OTCBB: NNAN). Mr. Wemett has been an active fundraiser for Camp Good Days, a non-profit summer camp for children with cancer.

William J. Brock. Mr. Brock has served as a director of OncoVista-Sub since September 2007.  Since August 2007, Mr. Brock has served as the President of iPro One, a financial services firm. Prior to that, between July 2004 and August 2007, Mr. Brock was a vice president for private client services at Bear Stearns. From November 2002 to July 2004, Mr. Brock was a director of Houlihan, Lokey, Howard and Zukin, an investment banking firm and from 2001 to 2002, Mr. Brock was Managing Director of Liberty Hampshire Corporation, New York, a diversified financial institution.  Mr. Brock holds a BA degree from Harvard College and an M.B.A. from the Harvard Graduate School of Business Administration.

Corey Levenson, Ph.D. Dr. Levenson has served as director and Chief Technical Officer of OncoVista-Sub since January 2005 and since November 13, 2007, serves as our Chief Technology Officer. Prior to joining OncoVista-Sub, Dr. Levenson was employed at ILEX Oncology, Inc. (NASDAQ: ILXO) from October 1996 to December 2004, first as Director of Scientific Affairs and afterwards as Senior Director, Licensing in which capacity he developed and implemented the strategy for in-licensing candidate compounds. From 1991 until 1996, Dr. Levenson was employed by Roche Molecular Systems as Senior Research Investigator and from 1981 to 1991 was employed by Cetus Corporation as Senior Scientist and Director of Nucleic Acid Chemistry. He has led technology assessment programs, coordinated evaluation of drug pipeline candidates and in-licensed drugs, including Clofarabine, which was approved for marketing in the U.S. by the FDA in 2004. Dr. Levenson is experienced in managing internal research programs, as well as coordinating large inter-company research programs. He has led extramural research collaborations which resulted in licensing agreements. Dr. Levenson received his Ph.D. (Pharmaceutical Chemistry) from the University of California at San Francisco in 1981. He has over two dozen scientific publications and 16 issued U.S. patents.

Robert Patterson, M.B.A. Mr. Patterson joined OncoVista-Sub in August 2005 as Director of Finance and Human Resources and since November 13, 2007, serves as our Chief Financial Officer. Previously, from March 2001 to August 2005, Mr. Patterson was Director of Finance at Mission Technologies Inc., a defense contractor. From 1995 to 2001, Mr. Patterson was comptroller at Lipitek International, Inc. Mr. Patterson has in excess of 20 years of experience in the field of corporate financial management. Mr. Patterson holds an MBA from Rochester Institute of Technology.

J. Kay Noel, Ph.D. Dr. Noel has served as OncoVista-Sub’s Director of Regulatory Affairs since July 2006. Since March 2007, she also serves as Chief Operating Officer of OncoEthnix SA, a cancer therapy development company. Dr. Noel has served as an independent consultant in drug development and regulatory strategy and evaluation of potential anti-cancer agents for J Kay Noel & Associates in excess of the past five years. Dr. Noel has more than twenty years of experience in technology assessment, drug development and implementation of regulatory strategies for expedited commercial development and strategic partnering. She has worked for Cetus Corporation, Alpha Therapeutics, and Abbott Biologics.

Tamas Bakos, Ph.D. Dr. Bakos has served as OncoVista-Sub’s Director of Preclinical Research since January 2005. Prior to joining OncoVista-Sub, Dr. Bakos was a Research Chemist at Lipitek International, Inc. from March 1995 to January 2005. Dr. Bakos received his doctorate degree at the University of Szeged (Hungary) and did his postdoctoral work at L’Institut de Chimie de Substances Naturelles in Paris.

Board of Directors Committees

Prior to the Merger, we did not have an audit committee, compensation committee, nominating committee, or corporate governance committee. Shortly after the appointments of Messrs. Brock and Ruckdaeschel become effective, we intend to establish an audit committee and a compensation committee with such individuals serving on such committees, and with Mr. Brock being deemed the “audit committee financial expert.”

The audit committee will be responsible for the following:

•	reviewing the results of the audit engagement with the independent auditors;

•	identifying irregularities in the management of our business in consultation with our independent accountants, and suggesting an appropriate course of action;

•	reviewing the adequacy, scope, and results of our internal accounting controls and procedures;

•	reviewing the degree of independence of the auditors, as well as the nature and scope of our relationship with our independent auditors;

•	reviewing the auditors’ fees; and

•	recommending the engagement of auditors to the full Board.

At the present time, there is no charter. However, a charter will be adopted to govern the audit committee.

The compensation committee will determine the salaries and incentive compensation of our officers and will provide recommendations for the salaries and incentive compensation of our other employees and consultants.

The compensation programs of OncoVista-Sub to date are intended to enable the attraction, motivation, reward, and retention of the management talent required to achieve corporate objectives and thereby increase shareholder value. It has been OncoVista-Sub’s policy to provide incentives to its senior management to achieve both short-term and long-term objectives and to reward exceptional performance and contributions to the development of its business, and we anticipate that we will adopt similar policies. To achieve these objectives, the executive compensation program may include a competitive base salary, cash incentive bonuses, and stock-based compensation.

The compensation committee will establish, on an annual basis and subject to the approval of our Board and any applicable employment agreements, the salaries that will be paid to our executive officers during the coming year. In setting salaries, the compensation committee intends to take into account several factors, including:

•	competitive compensation data;

•	the extent to which an individual may participate in the stock plans which may be maintained by us; and

•	qualitative factors bearing on an individual’s experience, responsibilities, management and leadership abilities, and job performance.

The Board does not expect to establish a nominating committee because it believes that it is unnecessary in light of our size. The Board does not anticipate using a nominating committee charter. If vacancies on the Board arise, then the Board will consider potential candidates for director, which may come to the attention of the board through current directors, professional executive search firms, stockholders or other persons. Stockholders may submit the names and five year backgrounds for the board of directors’ consideration in our selection of nominees for directors in writing to the Secretary at our address set forth above.

Board of Directors Meetings

During the year ended December 31, 2006 and during the nine months ended September 30, 2007, the Company’s Board held no meetings and took actions by written consent on three occasions throughout the respective time periods.

During the year ended December 31, 2006 and during the nine months ended September 30, 2007, OncoVista-Sub’s board of directors held no meetings and took actions by written consent on seven occasions throughout the respective time periods.

It is expected that upon the appointment of Messrs. Ruckdaeschel and Brock as members of our Board becoming effective, they will be considered independent directors under Rule 4200(a)(15) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us because we are not listed on Nasdaq.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation earned during the years ended December 31, 2005 and 2006 by our former Chief Executive Officer, current Chief Executive Officer, Chief Financial Officer, and Chief Technical Officer, and our two most highly compensated non-executive officers. We refer to such individuals as “named executive officers”:

Name and Principal Position	Year (1)	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compen-sation ($)	All Other Compensation ($)		Total ($)
Torbjorn B. Lundqvist Former Chairman and Chief
Executive Officer(3)	2005	140,000	(4)	—	—	—	—	—	7,232	(5)	147,232
	2006	140,000	(4)	—	—	—	—	—	6,794	(5)	146,794
Alexander L. Weis, Ph.D. Director, Chief Executive Officer,
President and Secretary	2005	250,000		—	—	—	—	—	12,000	(6)	262,000
	2006	310,000		—	—	—	—	—	12,000	(6)	322,000
Corey Levenson, Ph.D. Chief Technical Officer	2005	150,000		—	—	—	—	—	8,400	(6)	158,400
	2006	175,000		—	—	156,244	—	—	8,400	(6)	339,644
Robert B. Patterson Chief Financial Officer	2005	125,000		—	—	—	—	—	—		125,000
	2006	125,000		—	—	62,487	—	—	—		187,487
Tamas Bakos, Ph.D., Director of Preclinical Research	2005	66,666	(7)	—	—	—	—	—	—		66,666
	2006	80,000		—	—	62,487	—	—	—		142,287
Kay Noel, Ph.D., Director of Regulatory Affairs	2005	—		—	—	—	—	—	—		—
	2006	36,000	(8)	—	—	—	—	—	—		36,000

(1)
The information is provided for each fiscal year which begins on January 1 and ends on December 31. With respect to the information provided for Alexander L. Weis, Corey Levenson, Robert Patterson, Tamas Bakos, and Kay Noel, the information relates to compensation received from OncoVista-Sub, whereas the information provided for Torbjorn Lundqvist relates to compensation received from the Company.

(2)
The amounts reflect the compensation expense in accordance with FAS 123(R) of these option awards. The assumptions used to determine the fair value of the option awards for fiscal years ended December 30, 2005 and 2006 are set forth in Note F of OncoVista-Sub’s audited consolidated financial statements included in our Current Report on Form 8-K/A, dated November 19, 2007. OncoVista-Sub’s named executive officers will not realize the value of these awards in cash unless and until these awards are exercised and the underlying shares subsequently sold.

(3)	Mr. Lundqvist resigned as our Chairman and Chief Executive Officer on August 16, 2007.

(4)	Amount represents salary accrued but unpaid.

(5)	Amount represents medical premium.

(6)	Amounts represent car allowance.

(7)	Dr. Bakos is entitled to a salary of $80,000 per annum. The amount referenced reflects the amount earned by Dr. Bakos during fiscal year 2005 since his commencement of employment on March 16, 2005.

(8)	Dr. Noel is entitled to a salary of $72,000 per annum. The amount referenced reflects the amount earned by Dr. Noel during fiscal year 2006 since her commencement of employment on July 17, 2006.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options and stock awards held by the named executive officers as of December 31, 2006.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)	Market Value of Shares or Units of Stock Held That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Torbjorn Lundqvist, Former Chairman &
CEO	—		—	—		—	—	—	—	—	—
Alexander L. Weis, Ph.D. Director, CEO, President &
Secretary	—		—	—		—	—	—	—	—	—
Corey Levenson, Ph.D. Chief Technical
Officer	125,000	(1)	—	125,000	(2)	0.001	1/15/2015	—	—	—	—
Robert B.. Patterson, Chief Finanical
Officer	50,000	(3)	—	50,000	(4)	0.1	05/1/2015	—	—	—	—
Tamas Bakos, Ph.D, Director of Preclinical
Affairs	50,000	(3)	—	50,000	(4)	0.1	05/1/2015	—	—	—	—
Kay Noel, Ph.D., Director of Regulatory
Affairs	25,000	(5)	—	25,000	(6)	0.1	02/15/2016	—	—	—	—

1	Half these options vested on January 15, 2006 and the other half vested on January 15, 2007.

2	Half these options vest on January 15, 2008 and the other half vest on January 15, 2009.

3	Half these options vested on May 1, 2006 and the other half vested on May 1, 2007.

4	Half these options vest on May 1, 2008 and the other half vest on May 1, 2009.

5	These options vested on February 15, 2007.

6	These options will vest on February 15, 2008.

Director Compensation

No compensation was paid to directors by either the Company or OncoVista-Sub during the year ended December 31, 2006. Effective September 11, 2007, independent members of the Board of OncoVista-Sub and, as a result of the Merger, the Company are entitled to $10,000 as annual remuneration for service as a member of the Board plus reimbursement for travel expenses.

Employment Agreements

We are not party to any employment agreements. OncoVista-Sub is party to the following employment agreements with its named executive officers:

OncoVista-Sub is party to an employment agreement, dated October 1, 2004, with Alexander L. Weis, Ph.D., pursuant to which OncoVista-Sub has agreed to employ Dr. Weis as its Chief Executive Officer and Chairman of the Board for a four-year initial term with one-year renewable terms, for compensation of $250,000 per year plus a $1,000 per month car allowance. Dr. Weis is entitled to receive an annual cash bonus equal to 40% of his base salary, provided that OncoVista-Sub meets certain performance objectives established by the Board. Dr. Weis is also entitled to a bonus upon OncoVista-Sub’s satisfaction of certain specified milestones. If Dr. Weis’ employment is terminated as a result of his death or disability, he (or in the case of his death, his estate) is entitled to severance of one year’s base salary, one year’s health insurance coverage for his wife and dependent children, and, in the case of termination as a result of disability, one year’s health insurance coverage for Dr. Weis. If Dr. Weis’ employment is terminated without cause, he is entitled to one year’s base salary and one year’s health and life insurance that was in effect prior to his termination. No severance is payable if Dr. Weis’ employment is terminated for cause or if Dr. Weis resigns, retires, or otherwise terminates his employment voluntarily.

OncoVista-Sub is party to an employment agreement, dated January 15, 2005, with Corey Levenson, Ph.D. pursuant to which OncoVista-Sub has agreed to employ Dr. Levenson as its Chief Technical Officer for a four-year initial term, with one-year renewable terms, for a compensation of $150,000 per year plus a $700 per month car allowance. Dr. Levenson is entitled to receive an annual cash bonus equal to 30% of his base salary, provided that OncoVista-Sub meets certain performance objectives established by the Board. If Dr. Levenson’s employment is terminated as a result of his death or disability, he (or in the case of his death, his estate) is entitled to severance of one year’s base salary, one year’s health insurance coverage for his wife and dependent children, and, in the case of termination as a result of disability, one year’s health insurance coverage for Dr. Levenson. If Dr. Levenson’s employment is terminated without cause, he is entitled to one year’s base salary and one year’s health and life insurance that was in effect prior to his termination. No severance is payable if Dr. Levenson’s employment is terminated for cause or if Dr. Levenson resigns, retires, or otherwise terminates his employment voluntarily.

OncoVista-Sub is party to an employment agreement, dated August 22, 2005, with Robert Patterson, pursuant to which OncoVista-Sub has agreed to employ Mr. Patterson as a Director, Finance and Human Resources, for a one-year initial term, renewable for successive one-year renewal terms, with a base salary of $125,000 per year. If Mr. Patterson’s employment is terminated as a result of his death or disability, he (or in the case of his death, his estate) is entitled to severance of one year’s base salary, one year’s health insurance coverage for his wife and dependent children, and, in the case of termination as a result of disability, one year’s health insurance coverage for Mr. Patterson. If Mr. Patterson’s employment is terminated without cause, he is entitled to two weeks base salary. No severance is payable if Mr. Patterson’s employment is terminated for cause or if Mr. Patterson resigns, retires, or otherwise terminates his employment voluntarily.

OncoVista-Sub is party to an employment agreement, dated January 1, 2005, with Tamas Bakos, Ph.D., pursuant to which OncoVista-Sub has agreed to employ Dr. Bakos as a Director of Pre-Clinical Development for a one-year initial term, renewable for successive one-year renewal terms, with a base salary of $80,000 per year. If Dr. Bakos’ employment is terminated as a result of his death or disability, he (or in the case of his death, his estate) is entitled to severance of one year’s base salary, one year’s health insurance coverage for his wife and dependent children, and, in the case of termination as a result of disability, one year’s health insurance coverage for Dr. Bakos. If Dr. Bakos’ employment is terminated without cause, he is entitled to two weeks base salary.

OncoVista-Sub is party to an employment agreement, dated July 3, 2006, with J. Kay Noel, Ph.D., pursuant to which OncoVista-Sub has agreed to employ Dr. Noel as a Director of Regulatory Affairs for a one-year initial term, renewable for successive one-year renewal terms, with a base salary of $72,000 per year. If Dr. Noel’s employment is terminated as a result of her death or disability, she (or in the case of her death, her estate) is entitled to severance of one year’s base salary, one year’s health insurance coverage for her husband and dependent children, and, in the case of termination as a result of disability, one year’s health insurance coverage for Dr. Noel. If Dr. Noel’s employment is terminated without cause, she is entitled to two weeks base salary.

LEGAL PROCEEDINGS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

We are not aware of any legal proceedings to which any current or prospective director, officer, affiliate of ours, or owner of more than five percent of our common Stock (beneficially or of record) is a party adverse in interest to ours.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Both our’s and OncoVista-Sub’s policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on OncoVista-Sub’s and our experience in the business sectors in which we operate and the terms of its transactions with unaffiliated third parties, OncoVista-Sub believes that all of the transactions described below met this policy standard at the time they occurred.

Biomed Loan

During 2005, Biomed Solutions, LLC (“Biomed”) loaned OncoVista-Sub a total of $525,563 accruing interest at the rate of 8% per annum. During 2006, OncoVista-Sub paid $245,000 to Biomed and in October 2007, in full settlement of the remaining principal and interest of $350,605 due under the loan, OncoVista-Sub paid a further $300,000 to Biomed. Biomed beneficially owned more than 5% of the capital stock of OncoVista-Sub prior to the Merger and currently beneficially owns more than 5% of our capital stock. Biomed is a subsidiary of Technology Innovations, LLC (“Technology Innovations”). Technology Innovations beneficially owned more than 10% of the capital stock of OncoVista-Sub prior to the Merger and currently beneficially owns more than 5% of our capital stock. Technology Innovations was co-founded by James Wemett, a director of OncoVista-Sub (and who will become a director of the Company upon the tenth day after the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing and dissemination to our shareholders) and Michael Weiner, a former director of OncoVista-Sub. Mr. Wemett also serves on the board of directors of Technology Innovations.

OncoVista-Sub Purchase of Company Shares

On August 16, 2007, the Company and Törbjorn B. Lundqvist (“Lundqvist”), the then principal stockholder and officer and director of the Company, entered into and closed a Securities Purchase Agreement (the “Lundqvist Purchase Agreement”) with OncoVista-Sub whereby Lundqvist sold 9,562,728 (or 14,095,212 after giving effect to the forward split that became effective on October 22, 2007) shares (the “Lundqvist Shares”) of our common Stock to OncoVista-Sub for cash consideration of US$667,000 (the “Cash Consideration”). Simultaneous with the Lundqvist Agreement, OncoVista-Sub entered into Share Sale/Purchase Agreements with a number of our minority shareholders whereby such minority shareholders sold an aggregate of 1,401,123 (or 2,065,218 after giving effect to the forward split that became effective on October 22, 2007) shares (the “Minority Stockholder Shares”) of our common stock to OncoVista-Sub. Payment for the Minority Stockholder Shares was paid out of the Cash Consideration.

In connection with the Lundqvist Purchase Agreement, (i) we sold and transferred to Lundqvist all of the shares of capital stock of Automotive Upgrade Technologies, Inc. (“AUT”) a Nevada corporation and a former wholly owned subsidiary of ours, (ii) Lundqvist forgave any related party debt owed by us to him, (iii) Lundqvist terminated the license agreement granting us worldwide marketing rights for an electronic tire valve cap without any further consideration and Lundqvist waived all amounts that would otherwise be due or payable, or become due or payable thereunder by us, and (iv) Lundqvist and AUT agreed to indemnify and hold harmless the Company, OncoVista-Sub and its control persons, among others, against liability arising out of products of AUT or the Company, if any, prior to the closing of the Lundqvist Purchase Agreement.

Lipitek Agreements

OncoVista-Sub and Lipitek International Inc. (“Lipitek International”) entered into a License Agreement, dated October 13, 2004, pursuant to which Lipitek International has granted to OncoVista-Sub an exclusive, world-wide, royalty and milestone-bearing right and license to utilize the patents and technologies of Lipitek International relating to L-Nucleosides and their conjugates.

On November 17, 2005, OncoVista-Sub, Lipitek International, and Dr. Weis entered into a Purchase Agreement, dated as of November 17, 2005, pursuant to which Lipitek has granted OncoVista-Sub an option to purchase all membership interests in Lipitek Research LLC to OncoVista-Sub for a purchase price of $5,000,000, payable in installments. As of December 6, 2007, OncoVista-Sub has paid Lipitek International a total of $350,000. On or before July 28, 2012, OncoVista-Sub is required to pay the balance of the purchase price. Prior to the full payment of the purchase price, OncoVista-Sub has the option, upon 30 days written notice, to abandon the purchase of Lipitek Research LLC upon forfeiture of the amounts already paid. In addition, Lipitek International and Dr. Weis agreed to use reasonable efforts to ensure that OncoVista-Sub has the right of first negotiation with respect to any Lipitek International intellectual property related to anti-cancer, anti-fungal, anti-parasitic, and anti-malarial activities (except that derived from South American plants and vegetation) and to intellectual property arising out of any current research or research contract of Lipitek Research LLC.

Pursuant to a Lease Agreement between Lipitek International and OncoVista-Sub, OncoVista-Sub leases laboratory space for approximately $15,000 per month from Lipitek International under a five-year Lease Agreement. OncoVista-Sub believes that the rent is at a substantial discount to customary rates.

Dr. Weis, our Chairman of the Board, Chief Executive Officer, President, and Secretary and OncoVista-Sub’s Chairman of the Board of Directors, Chief Executive Officer, and President, as well as a significant beneficial owner of OncoVista-Sub (prior to the Merger) and the Company (after the Merger), is the principal owner of Lipitek International. Dr. Weis has agreed not to vote as a director in connection with any matter relating to Lipitek.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, our directors, executive officers, and beneficial owners of more than 10% of our Common Stock are required to file certain reports within specified time periods, indicating their holdings of and transactions in our common stock.

Based solely on a review of such reports provided to us and written representations from such persons regarding the necessity to file reports or report transactions in a timely manner during our fiscal year ended 2006, we believe that all requisite reports have been filed.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVIATION UPGRADE TECHNOLOGIES, INC.

December 7, 2007	By:	/s/ Alexander L. Weis
Alexander L. Weis, PhD Chairman & Chief Executive Officer